Exhibit 1
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FOR IMMEDIATE RELEASE                                               8 March 2007



                              WPP GROUP PLC ("WPP")

                        GroupM acquires Quisma in Germany



WPP announces that its wholly-owned operating company GroupM, the leading media investment management network, has acquired 75% of the share capital of Quisma GmbH ("Quisma"), a leading German performance marketing agency, specialising in keyword advertising, affiliate marketing and search engine optimisation.

Founded in 2001, Quisma is based in Munich, Germany and employs 29 people. Quisma's unaudited revenues for the year ended 31 December 2006 were EUR 15.4 million with gross assets at the same date of EUR 6.5 million. Clients include Expedia, AutoScout24, Delticom, hotels.com and Vodafone.

This investment continues WPP's strategy of developing its networks in important markets and sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                       T: 44-20 7408 2204
www.wpp.com
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